UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            CHART INDUSTRIES, INC.
                            ----------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   16115Q209
                                --------------
                                (CUSIP Number)

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
                             4 World Trade Center
                                  12th Floor
                           New York, New York 10080
                                (212) 449-2010

              ---------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 17, 2005
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages


                                 SCHEDULE 13D

CUSIP No.: 16115Q209                                                                        Page 2 of 8 Pages
..............................................................................................................
      1.    Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            MERRILL LYNCH & CO., INC.
.............................................................................................................
      2.    Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
            Instructions)

            (a) [X]

            (b) [ ]
.............................................................................................................
      3.    SEC Use Only

.............................................................................................................
      4.    Source of Funds (See Instructions)

            Not Applicable
..............................................................................................................
      5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)


            [X]
..............................................................................................................
      6.    Citizenship or Place of Organization

            Delaware
.............................................................................................................
Number of Shares      7.       Sole Voting Power                  0
Beneficially Owned    ......................................................................................
by Each Reporting     8.       Shared Voting Power                0
Person With           ......................................................................................
                      9.       Sole Dispositive Power             0
                      ......................................................................................
                      10.      Shared Dispositive Power           0
.............................................................................................................
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            0
.............................................................................................................
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)

            [ ]
.............................................................................................................
      13.   Percent of Class Represented by Amount in Row (11)

            0%
.............................................................................................................
      14.   Type of Reporting Person:

             HC; CO
.............................................................................................................




                                 SCHEDULE 13D

CUSIP No.: 16115Q209                                                                        Page 3 of 8 Pages
.............................................................................................................
      1.    Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
.............................................................................................................
      2.    Check the Appropriate Box if a Member of a Group

            (a) [X]

            (b) [ ]
.............................................................................................................
      3.    SEC Use Only
.............................................................................................................
      4.    Source of Funds (See Instructions)

            Not Applicable
..............................................................................................................
      5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)

            [X]
..............................................................................................................
      6.    Citizenship or Place of Organization

            Delaware
.............................................................................................................
Number of Shares      7.       Sole Voting Power                  0
Beneficially Owned    ......................................................................................
by Each Reporting     8.       Shared Voting Power                0
Person With           ......................................................................................
                      9.       Sole Dispositive Power             0
                      ......................................................................................
                      10.      Shared Dispositive Power           0
.............................................................................................................
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            0
.............................................................................................................
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)

            [ ]
.............................................................................................................
      13.   Percent of Class Represented by Amount in Row (11)

            0%
.............................................................................................................

      14.   Type of Reporting Person:

            BD; CO
.............................................................................................................

                                                             Page 4 of 8 Pages

      This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Chart Industries, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated February 17, 2004 (as amended by Amendment No. 1 thereto previously filed on August 8, 2005) (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report the information disclosed in Item 4 hereof. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Initial Statement. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement.

Item 1    Security and Issuer

          This Statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is 5885 Landerbrook Drive, Suite 205, Cleveland, Ohio 44124.

Item 2    Identity and Background

          (a) This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)  Merrill  Lynch,   Pierce,   Fenner  &  Smith  Incorporated
          ("MLPFS"); and

               (ii) Merrill Lynch & Co., Inc. ("MLC").

          (b) The address of the principal business office of MLPFS and MLC is 4 World Financial Center, New York, New York 10080. The directors and executive officers of MLC and MLPFS can be reached at the same address. A list of the directors and executive officers of MLC and MLPFS, along with their principal occupations is as follows:

For MLC:
--------


         ----------------------------------          --------------------------------------------------------
                    Directors                                         Principal Occupations
         ----------------------------------          --------------------------------------------------------

         E. Stanley O'Neal                           President; Chairman of the Board and Chief
                                                     Executive Officer of MLC

         Armando M. Codina                           Chairman of the Board and Chief Executive Officer
                                                     of Codina Group, Inc.

         Jill K. Conway                              Visiting Scholar, Massachusetts Institute of Technology

         Alberto Cribiore                            Managing Principal of Brera Capital Partners LLC

         John D. Finnegan                            Chairman of the Board, President and Chief Executive
                                                     Officer of The Chubb Corporation

         Heinz-Joachim Neuberger                     Executive Vice President and Chief Financial Officer of
                                                     Siemans AG; Member of the Executive Committee of
                                                     the Managing Board of Siemens AG




                                                             Page 5 of 8 Pages

         David K. Newbigging                         Chairman of the Board of Talbot Holdings Limited

         Aulana L. Peters                            Corporate Director; Partner, Retired, of Gibson, Dunn
                                                     & Crutcher LLP

         Joseph W. Prueher                           Corporate Director; U.S. Ambassador, Retired, to the
                                                     People's Republic of China

         Ann N. Reese                                Co-Founder and Co-Executive Director of the Center
                                                     for Adoption Policy

         Charles O. Rossotti                         Senior Advisor to the Carlyle Group

         ----------------------------------          --------------------------------------------------------
                Executive Officers                                    Principal Occupations
         ----------------------------------          --------------------------------------------------------

         E. Stanley O'Neal                           President; Chairman of the Board and Chief
                                                     Executive

         Rosemary T. Berkery                         Executive Vice President and General Counsel

         Robert C. Doll                              Senior Vice President and Chief Investment Officer and
                                                     President of Merrill Lynch Investment Managers

         Ahmass L. Fakahany                          Executive Vice President and Chief Administrative
                                                     Officer

         Gregory J. Fleming                          Executive Vice President and Co-President of Global
                                                     Markets and Investment Banking

         Do Woo Kim                                  Executive Vice President and Co- President of Global
                                                     Markets and Investment Banking

         Robert J. McCann                            Executive Vice President and President of Global
                                                     Private Client Group

         Jeffrey N. Edwards                          Senior Vice President and Chief Financial Officer

For MLPFS:
----------

         ----------------------------------          --------------------------------------------------------
                    Directors                                         Principal Occupations
         ----------------------------------          --------------------------------------------------------

         Candace E. Browning                         Director and Senior Vice President

         Gregory J. Fleming                          Director and Executive Vice President

         Do Woo Kim                                  Director and Executive Vice President




                                                             Page 6 of 8 Pages

         Robert J. McCann                            Director, Chairman of the Board and Chief Executive
                                                     Officer

         Carlos M. Morales                           Director and Senior Vice President

         ----------------------------------          --------------------------------------------------------
                Executive Officers                                    Principal Occupations
         ----------------------------------          --------------------------------------------------------

         Rosemary T. Berkery                         Executive Vice President

         Ahmass L. Fakahany                          Executive Vice President

         Joseph F. Regan                             First Vice President and Chief Financial Officer

          (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors or executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws except as noted below:

          In July 2005, Merrill Lynch reached an agreement in principal with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that includes findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a system error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

Item 4.   Purpose of Transaction

          Item 4 is hereby supplementally amended as follows:

          As previously reported, on August 2, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Reserve Fund X, L.P., a Delaware limited partnership, CI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of First Reserve (the "Merger Subsidiary"), MLC, MLPFS, OCM Principal Opportunities Fund II, L.P., Audax Chart LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund, GE Capital CFE, Inc., Arthur S. Holmes Trust U/A 03/04/03 and Christine H. Holmes Trust U/A 03/04/03 (collectively, the "Principal Shareholders"). On October 17, 2005, the Issuer and certain of the Principal Shareholders, including the Reporting Persons, completed the sale of their Shares pursuant to the terms of the Merger Agreement. In connection therewith, the Investor Rights Agreement was also terminated.

                                                             Page 7 of 8 Pages

Item 5.   Interest in Securities of the Issuer.

          According to information provided by the Issuer in the Merger Agreement, the number of Shares outstanding was 5,360,409 as of July 18, 2005.

          (a) (b) As of October 17, 2005, the Reporting Persons may no longer be deemed to be the beneficial owner of any Shares.

          (c) Except for the transactions described in Item 4 herein, there have been no transactions effected with respect to the Shares since August 20, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) Not applicable.

          (e) As of October 17, 2005, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Item 6 is hereby supplementally amended as follows:

          The description of the termination of the Investor Rights Agreement contained in Item 4 hereof is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                             Page 8 of 8 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2005              MERRILL LYNCH & CO., INC.


                                    By: /s/ Jonathan N. Santelli
                                        --------------------------
                                    Name: Jonathan N. Santelli
                                    Title: Attorney-in-Fact*
                                    Assistant Secretary

Date: October 19, 2005              MERRILL LYNCH PIERCE FENNER & SMITH INC.


                                    By: /s/ Jonathan N. Santelli
                                        --------------------------
                                    Name: Jonathan N. Santelli
                                    Title: Attorney-in-Fact**
                                    Assistant Secretary








------------------------

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached as Exhibit 3 to the Initial Schedule 13D.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached as Exhibit 4 to the Initial Schedule 13D.